UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

The McGraw-Hill Companies, Inc.
(Name of Issuer)

Common Stock, $1.00 par value per share
(Title of Class of Securities)

580645109

(CUSIP Number)

Jeff Davis
Vice-President and Associate General Counsel
Ontario Teachers’ Pension Plan Board
5650 Yonge Street, 3rd Floor
Toronto, Ontario M2M 4H5
Canada
(416) 228-5900

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 22, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 580645109	13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ontario Teachers’ Pension Plan Board
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 6,839,429 shares (See Item 5.)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0- (See Item 5.)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 6,839,429 shares (See Item 5.)
WITH	10	SHARED DISPOSITIVE POWER -0- (See Item 5.)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,839,429 shares (See Item 5.)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☑ (See Item 5.)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3% (See Item 5.)
14	TYPE OF REPORTING PERSON EP

The Schedule 13D filed on August 1, 2011 (the “Schedule 13D”) relating to the shares (“Shares”) of common stock, $1.00 par value per share, of The McGraw-Hill Companies, Inc., a New York corporation (the “Issuer”), is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D.

Item 2.                                Identity and Background.

Attached hereto is an amended Schedule A.  Each of the persons listed on Schedule A hereto is a citizen of Canada with the exception of Calum McNeil, who is a citizen of the United Kingdom.

Item 4.                                Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On August 22, 2011, representatives of the Reporting Person and JANA met with members of the Issuer’s board of directors and management and discussed certain views of each of the Reporting Person and JANA about the Issuer, including views relating to the following:

-	General financial and business review of the Issuer;

-	Competitive and peer group analysis of the Issuer’s primary business segments;

-
Identification of sources of operational and structural underperformance, inefficient capital allocation and lack of synergies between and among business segments and certain other structural challenges facing the Issuer’s operations; and

-	Possible steps to address such challenges and increase shareholder value, including recommendations for divestment of certain of the Issuer’s business segments.

Item 5.                                Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are being amended, supplemented and restated as follows:

(a)           The aggregate percentage of Shares reported to be beneficially owned by Teachers’ is based upon 301,300,000 Shares outstanding, which is the total number of Shares outstanding as of July 15, 2011 as reported in the Issuer's Quarterly Report on Form 10-Q filed on July 28, 2011 for the period ended June 30, 2011.

As of the close of business on August 22, 2011, Teachers’ beneficially owns 6,839,429 Shares constituting approximately 2.3% of the Shares outstanding.  Upon information and belief, JANA, as of the close of business on August 22, 2011, may be deemed to beneficially own an additional 10,088,564 Shares, constituting approximately 3.3% of the Shares outstanding.  Accordingly, as of the close of business on August 22, 2011, Teachers’ and JANA, in aggregate, may be deemed to beneficially own 16,927,993 Shares, constituting approximately 5.6% of the Shares outstanding.

 (b)           Teachers’ has sole voting and dispositive power over 6,839,429 Shares, which power is exercised by Teachers’.

(c)           There have been no further transactions in the Shares effected by Teachers’ since the date of the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 22, 2011

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:   /s/ Melissa Kennedy

Name:  Melissa Kennedy
Title:  Senior Vice-President

SCHEDULE A

Directors, Executive Officers, and Controlling Persons of Ontario Teachers’ Pension Plan Board

Name	Residence or Business Address	Occupation or Employment
Rod Albert (Director)	566 Rosebank Road South Pickering, ON M3B 3R4	Director of Board
Helen Kearns (Director)	71 Hudson Drive Toronto, ON M4T 2K2	President of R.S. Bell & Associates
Hugh Mackenzie (Director)	418 Markham Street Toronto, ON M6G 2L2	Economic Consultant
Louis Martel (Director)	Greystone Managed Investments Inc. Canada Trust Tower, BCE Place Toronto, ON M5J 2S1	Senior Vice-President, Greystone Managed Investments Inc.
Eileen Mercier (Chairperson)	One Post Road, PH #7 Toronto, ON M3B 3R4	President, Finvoy Management Inc.
Sharon Sallows (Director)	40 Edgar Avenue Toronto, ON M4W 2A9	Partner, Ryegate Capital Corporation
David W. Smith (Director)	37 Byrton Road Toronto, ON M5P 1V1	Director of Board
Dan Sullivan (Director)	65 Chestnut Park Road Toronto, ON M4W 1W7	Director of Board
Jean Turmel (Director)	Perseus Capital Inc. 1155 Metcalfe St., 1st floor Montreal, Quebec H3B 5G2	President, Perseus Capital Inc.
Jacqueline Beaurivage	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President and Head of Enterprise Project Management of Teachers’
Russ Bruch	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations & Chief Information Officer of Teachers’
Jason Chang	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Fixed Income of Teachers’
Andrew Claerhout	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’

Name	Residence or Business Address	Occupation or Employment
James Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Strategy & Innovation of Teachers’
Jeff Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President and Associate General Counsel of Teachers’
Stephen Dowd	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Infrastructure of Teachers’
Kevin Duggan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Volatility & Strategy of Teachers’
Steve Faraone	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Teachers’ Private Capital of Teachers’
Zev Frishman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Structured Portfolios & External Managers of Teachers’
Doug Gerhart	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment IT Architecture of Teachers’
Maryam Ghiai	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Service Delivery of Teachers’
Carol Gordon	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Audit Services of Teachers’
Jonathan Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Alternative Investments of Teachers’
Ziad Hindo	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Global Opportunities of Teachers’
Dan Houle	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Operations of Teachers’
Tony Kalvik	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Operations of Teachers’
Melissa Kennedy	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	General Counsel, Corporate Secretary and Sr. Vice-President, Corporate Affairs of Teachers’
Wayne Kozun	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Public Equities of Teachers’

Name	Residence or Business Address	Occupation or Employment
Leslie Lefebvre	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Global Active Equities of Teachers’
Jim Leech	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President and Chief Executive Officer of Teachers’
Rosemarie McClean	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Member Services of Teachers’
David McGraw	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President and Chief Financial Officer of Teachers’
Calum McNeil	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance Financial and Management Reporting of Teachers’
Marcia Mendes-d’Abreu	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President Human Resources of Teachers’
Ron Mock	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Fixed Income and Alternative Investments of Teachers’
Jennifer Newman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance Operations of Teachers’
Phil Nichols	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, IT Member Services of Teachers’
Neil Petroff	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Vice-President, Investments of Teachers’
Scott Picket	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Research & Risk of Teachers’
Jane Rowe	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice-President, Teachers’ Private Capital of Teachers’
William Royan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Relationship Investing of Teachers’
Lino (Lee) Sienna	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Long-Term Equities of Teachers’
Glen Silvestri	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Private Capital of Teachers’

Name	Residence or Business Address	Occupation or Employment
Olivia Steedman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Infrastructure of Teachers’
Michael Wissell	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Tactical Asset Allocation of Teachers’
George Wong	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Vice-President, Investment Finance -Compliance, Analytics, Performance & Data Management of Teachers’
Barbara Zvan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Vice President Asset Mix & Risk & Chief Investment Risk Officer of Teachers’